September 4, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	United Surgical Partners International, Inc.

Registration Statement on Form S-4 (File No. 333-183533)

Filed on August 24, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Surgical Partners International, Inc. (the “Issuer”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 11:00 a.m. Eastern Time on September 5, 2012 or as soon as possible thereafter.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Carl P. Marcellino of Ropes & Gray LLP at 212-596-9000 as soon as the Registration Statement has been declared effective.

Very truly yours,

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

By:	/s/ Jason B. Cagle
Name:	Jason B. Cagle
Title:	Senior Vice President and General Counsel